UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KINETIC SEAS INCORPORATED

Full Name of Registrant

Former Name if Applicable

1501 E. Woodfield Rd., Suite 114E

Address of Principal Executive Office (Street and Number)

Schaumburg, IL 60173

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kinetic Seas Incorporated (the “Company”) requires additional time to complete and finalize its financial statements and related disclosures for the quarterly period ended March 31, 2026.

During the reporting period, the Company continued transitioning and coordinating its accounting functions with a new independent registered public accounting firm. In connection with this transition, the accounting firm required additional time to obtain, review, and reconcile historical financial information and supporting documentation from the Company’s prior accounting firm.

The delay in receiving complete prior-period information and supporting records from the former accounting firm, combined with the time required for the new accounting firm to complete its review procedures and ensure the accuracy and completeness of the Company’s financial statements and disclosures for the quarterly period ended March 31, 2026, could not be eliminated without unreasonable effort or expense.

As a result of these circumstances, the Company has been unable to complete its Form 10-Q within the prescribed time period. The Company is working diligently with its new accounting firm to finalize the review and expects to file its Form 10-Q within the extension period permitted under Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Edward Honour	(202)	570-0557
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See above narrative.

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KINETIC SEAS INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2026	By:	/s/ Edward Honour
	Name:	Edward Honour
	Title:	Chief Executive Officer

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